View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Back Porch Brewing

Brewery

133 N. Hanover Street
Carlisle, PA 17013
Get directions
Coming Soon
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6 for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Back Porch Brewing is seeking investment to build a commercial kitchen and complete renovations.
Renovating LocationFirst LocationLease SecuredOperating Pop-ups
This is a preview. It will become public when you start accepting investment.
OUR STORY

Back Porch Brewing was established by Rod Harman and Tim Wickard in April of 2019. We took our passion and knowledge for great tasting beer and jumped into the prominent, fast-growing industry of craft beers. Consumers of today's number one consumed beverage (Beer) are quickly converting to craft beers for new, different and better tasting beer. We are looking to be a part of this great fast-growing industry.

Consumers of today's number one consumed beverage (Beer) are quickly converting to craft beers for new, different and better tasting beer.
The brewery is currently a small home-based operation, but the owners are looking to expand to a location in downtown Carlisle PA that would sell pints, growlers, kegs and food.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our personal desires for drinking great tasting craft beers has led us to this point. Our mission is to simply brew and sell great tasting craft beer. We want to join the amazing craft beer industry and bring more life and attraction to downtown Carlisle, PA. We want to be a part of Carlisle downtown becoming one of the greatest tourist attractions in Pennsylvania.

We both have over twenty-five plus years of experience in maintenance and will be able to maintain and repair all equipment as well as any building repairs.
We have also spent the last two year's visiting other craft breweries in preparation of building our own, keeping tabs on local trends for what people want and know how to accommodate those trends.
This is a preview. It will become public when you start accepting investment.
LOCATION

The proposed location is 133 N Hanover Street Carlisle, PA. This will be a leased location and the landlord is willing to do some renovations and apply for the zoning variance. The landlord is flexible with the lease arrangements and we plan to enter a three-year lease with a build out being a reduced rate. Once opened the lease payment will increase each year to account for tax increases. The lease will give us a five to ten-year renewal option as well. We will be responsible for all utilities. The property needs some renovations to accommodate a Brewery/pub. Will need a new HVAC system, new bathrooms to accommodate ADA regulations, will need a complete kitchen installed including grease hoods and vents, new flooring, lighting doors etc. We estimate the whole process will take approximately one year to

complete. Zoning will take approximately two months for a zoning board meeting. Once zoning approval is granted renovations can start and will take eight to ten months to complete.

The building is approximately 6000 square feet and is a wide-open warehouse like area.
The bar area will be centrally located in the building.
The rest rooms will be built in the front section where there is basement access. These rest rooms will be brand new and ADA approved.
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
THE TEAM
Tim Wickard
Cofounder

My name is Tim Wickard and I have been in business management of some level for the past 24 years. Part of that time I owned and operated a small trucking company and upon ending that business I started a small home repair/remodeling company. Having the construction back ground give us a huge advantage with building out our new brewery. We do not have to rely on contractors to complete projects on time nor do we have that extra expense. I am no stranger to hard work.

From my previous two business's and experience working in the corporate world, I have extensive knowledge of Management, Human Resources and accounting to help our new brewery succeed.

Rod Harman
Cofounder

Rod has been brewing beer for eight years and has extensive knowledge of the brewing process as well as the ingredients in each brew and what they do to the flavor of the beer. He is primarily self-taught but has taken a diploma class at Shippensburg University. Rod currently works a full-time job and has a few more years till he can retire from that position and then brew beer full time at the brewery. Until then, he will be doing both jobs.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $18,800
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $414,336 $455,769 $487,672 $512,055 $527,416
Cost of Goods Sold $56,106 $61,716 $66,036 $69,337 $71,417
Gross Profit $358,230 $394,053 $421,636 $442,718 $455,999

EXPENSES

Rent $24,000 $24,600 $25,215 $25,845 $26,491
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $206,064 $226,670 $242,536 $254,662 $262,301
Insurance $9,000 $9,225 $9,455 $9,691 $9,933
Equipment Lease $24,000 $24,600 $25,215 $25,845 $26,491
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Operating Profit $75,966 $89,278 $99,045 $106,002 $109,594
This information is provided by Back Porch Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status
Target Raise $20,000
Maximum Raise $50,000
Amount Invested $0
Investors 0

Investment Round Ends June 25, 2021
Summary of Terms
Legal Business Name Back Porch Brewing Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No operating history

Back Porch Brewing inc was established in October, 2019 but has not been operating. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Back Porch Brewing inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Back Porch Brewing inc operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Back Porch Brewing inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Back Porch Brewing inc's core business or the inability to compete successfully against the with other competitors could negatively affect Back Porch Brewing inc's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Back Porch Brewing inc's management or vote on and/or influence any managerial decisions regarding Back Porch Brewing inc. Furthermore, if the founders or other key personnel of Back Porch Brewing inc were to leave Back Porch Brewing inc or become unable to work, Back Porch Brewing inc (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Back Porch Brewing inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Back Porch Brewing inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Back Porch Brewing inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Back Porch Brewing inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Back Porch Brewing inc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Back Porch Brewing inc's financial performance or ability to continue to operate. In the event Back Porch Brewing inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Back Porch Brewing inc nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Back Porch Brewing inc will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Back Porch Brewing inc is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Back Porch Brewing inc will carry some insurance, Back Porch Brewing inc may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Back Porch Brewing inc could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Back Porch Brewing inc's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Back Porch Brewing inc's management will coincide: you both want Back Porch Brewing inc to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Back Porch Brewing inc to act conservative to make sure they are best equipped to repay the Note obligations, while Back Porch Brewing inc might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Back Porch Brewing inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Back Porch Brewing inc or management), which is responsible for monitoring Back Porch Brewing inc's compliance with the law. Back Porch Brewing inc will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Back Porch Brewing inc is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Back Porch Brewing inc fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Back Porch Brewing inc, and the revenue of Back Porch Brewing inc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Back Porch Brewing inc to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Back Porch Brewing is a newly established entity and has no history for prospective investors to consider.

This information is provided by Back Porch Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion
Blog
Press
Petitions
FAQ

Referral Program
Business Resource Center
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy